UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

St. Lawrence Energy Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

917274 30 0

(CUSIP Number)

Peter B. Hirshfield, Esq.
Hirshfield Law
1035 Park Avenue, Suite 7B
New York, New York 10028
(646) 827-9362

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2008

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. 3Soft, Inc. I.R.S. Identification Nos. of above persons (entities only). N/A
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizen or Place of Organization Republic of Korea
7.	Sole Voting Power 1,334,000
8.	Shared Voting Power -0-
9.	Sole Dispositive Power 1,334,000
10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned be Each Reporting Person 1,334,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 6.1% (based on 21,865,766 shares of Common Stock outstanding)
14.	Type of Reporting Person CO

Item 1.  Security and Issuer

This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.0001 per share (the "Common Stock"), of St. Lawrence Energy Corp., a Delaware corporation (the "Issuer").

The principal executive offices of the Issuer are located at 303 Twin Dolphin Drive, Suite 600, Redwood City CA 94065.

Item 2.  Identity and Background

This Statement is being filed by 3Soft Inc., a corporation organized under the laws of the Republic of Korea (“3Soft”).  The principal executive offices of 3Soft are located at Boramae Nasan, Suite EupMoo Dong, 21st Floor, 156-710 Seoul, Republic of Korea.

Item 3. Source and Amount of Funds or Other Consideration

The 1,334,000 shares of Common Stock of the Issuer reported by 3Soft in this Schedule 13D (the “Shares”) were acquired by 3Soft directly from the Issuer pursuant to a Subscription Agreement dated January 14, 2008 (the “Subscription Agreement”) between the Issuer and 3Soft.  The purchase price for the Shares was $2 million, equivalent to $1.50 per Share, paid by wire transfer of immediately available funds.  The Subscription Agreement provides that 3Soft will purchase during the first quarter of 2008 for an aggregate purchase price of $10 million shares of the Issuer's Common Stock at a price per share equal to the higher of $1.50 or 85% of the closing price of a share of Common Stock on the trading day next preceding the date of any purchase of shares of Common Stock pursuant to the Subscription Agreement.

Item 4. Purpose of Transaction

3Soft acquired the Shares as a passive investment with a view toward making a profit therefrom.

Based on a number of factors, including 3Soft's evaluation of the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities, 3Soft may purchase additional securities of the Issuer through open market or privately negotiated transactions and may dispose of all or a portion of the securities of the Issuer it then owns.

Other than as set forth in Item 3 and in this Item 4 above, or as noted below, 3Soft does not have any plans or proposals that would result in any of the following:

(a)  the acquisition by any person of additional securities of the Issuer, or the disposition of any securities of the Issuer now or hereafter owned by 3Soft;

(b)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)  any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board of Directors;

(e)  any material change in the present capitalization or dividend policy of the Issuer;

(f)  any other material change in the Issuer's business or corporate structure;

(g)  changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)  causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i)  causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 (g) (4) of the Securities Exchange Act of 1934, as amended; or

(j)  any action similar to any of those enumerated above.

3Soft reserves the right to determine in the future to change the purpose or purposes described above.

Item 5. Interest in Securities of the Issuer.

(a)  Aggregate Number and Percentage of Common Stock. 3Soft beneficially owns 1,334,000 Shares of the Issuer's Common Stock representing approximately 6.1% of the Issuer's outstanding Common Stock (based on 531,776 shares of Common Stock outstanding on September 30, 2007, as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2007, plus the 20,000,000 shares of Common Stock purchased by NOK-BONG Ship Building Co., Ltd., as reported in the Issuer's Form 8K dated January 8, 2008 plus the 1,334,000 shares of Common Stock purchased by 3Soft pursuant to the Subscription Agreement).

(b)  Power to Vote and Dispose. 3Soft has sole voting and dispositive power over the shares of Common Stock identified in response to Item 5(a) above.

(c)  Transactions within the Past 60 Days. 3Soft acquired the shares of Common Stock identified in response to Items 5(a) above on January 24, 2008 directly from the Issuer pursuant to the Subscription Agreement.

(d)  Certain Rights of Other Persons. Not applicable.

(e)  Date Ceased to be a 5% Owner. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer. On January 14, 2008, 3Soft entered into the Subscription Agreement with the Issuer, pursuant to which, among other things, the Issuer agreed to sell to 3Soft and 3Soft agreed to purchase from the Issuer for an aggregate purchase price of $10 million shares of the Issuer's Common Stock at a price per share equal to the higher of $1.50 or 85% of the closing price of a share of Common Stock on the trading day next preceding the date of any purchase of shares of Common Stock pursuant to the Subscription Agreement.

3Soft is an "accredited investor" as such term is defined in Rule 501 of Regulation D promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended. The aggregate purchase price for the 1,334,000 Shares of Common Stock was $2 million, paid by wire transfer of immediately available funds.  The Shares represent approximately 6.1% of the 21,865,766 issued and outstanding shares of Common Stock.

The purchase and sale of the Shares took place at a closing (the "Closing") held on January 24, 2008.

Item 7. Material to be filed as Exhibits

Description of Exhibit	Exhibit Number

Form of Subscription Agreement dated January 14, 2008 between St. Lawrence Energy Corp. and 3Soft, Inc.	1

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Statement is true, complete and correct.

Dated: January 29, 2008

3Soft, Inc.

/s/ Suk Bae Lee

Name: Suk Bae Lee

Title: President